United States
                       Securities and Exchange Commission

                                   Form 12b-25
                              SEC File No. 0-50044
                               CUSIP No. 055732101

                           NOTIFICATION OF LATE FILING

(Check One):___ Form 10-K and Form 10-KSB; __ Form 20-F;
                   __ Form 11-K;  X  Form 10-Q and Form 10-QSB; __ Form N-SAR
                                 ---

              For Period Ended:  June 30, 2003

              _ Transition report on Form 10-K
              _ Transition Report on Form 20-F
              _ Transition Report on Form 11-K
              _ Transition Report on Form 10-Q
              _ Transition Report on Form N-SAR
              For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

----------------------------------------------------------------------
PART I: - REGISTRANT INFORMATION

                                BSP Onelink, Inc.
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Full Name of Registrant
                                       N/A
----------------------------------------------------------------------
Former Name if Applicable

                                One Market Plaza
                             Spear Tower, 36th Floor
                             San Francisco, CA 94105
----------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X           (b) The subject annual report or semi-annual  report/portion
------        thereof  will be filed on or before the  fifteenth  calendar day following the prescribed due date or the subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The issuer's subsidiary conducts operations outside the U.S. necessitating coordination internationally. Because of delays in this process, the Registrant's Report on Form 10-QSB could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

F. William Guerin               (415)                        293-8277
    ------                   -----------                ------------------
    (Name)                   (Area Code)                (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)
                                [X] Yes    []No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [X] Yes    []No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company commenced operations in January 2002 and is in its development stage. The results of operations for the period ended June 30, 2003 are expected to be significantly different to those of the corresponding period due to the stage of the Company's development. The Company had no revenues in either period. The loss from operations for the six month period ended June 30, 2003 was approximately $3,200,000 compared with a loss from operations of approximately $600,000 in the six month period ended June 30, 2002.


                                BSP Onelink, Inc.
     ----------------------------------------------------------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 14, 2003     By: /s/ F. William Guerin
                               --------------------------------------
                               F.  William  Guerin,  President  and
                               Chief Executive Officer